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Exhibit 99.3

Press release

Successful completion of wafer fab consolidation

        Oxfordshire, UK—September 11, 2003:    Bookham Technology plc (LSE: BHM; NASDAQ: BKHM), a leading provider of optical components, modules and subsystems for fiber optic communication networks, is pleased to announce the completed execution of a major cost reduction initiative, the consolidation of its two main wafer fab facilities, following the acquisition of the Nortel Networks Optical Components businesses (NNOC). This has been completed four months ahead of the original target.

        As communicated at the time of the acquisition of NNOC in November 2002, the decision was taken to consolidate the Ottawa wafer fab facility, acquired through the acquisition, into the company's Caswell, UK, facility, a move which was targeted for completion in the fourth quarter 2003. The consolidation of the Ottawa facility was a large element of the company's cost reduction plans, with the full impact originally planned to start appearing in the first quarter 2004. By completing this consolidation ahead of schedule, the company should start seeing the full impact of the closure in the fourth quarter 2003.

        As part of this restructuring, the Ottawa fab has completed a build of chip inventory, which was essential to de-risk the transition and insure continuity of supply for Bookham's customers.

        Liam Nagle, Chief Operating Officer, commented: "We are extremely pleased with the rapid integration of the two facilities. The Caswell facility has been upgraded, we have moved and installed equipment from Ottawa, designs and manufacturing processes have been transferred and the fab is now functional, with initial product qualifications of chips built at the Caswell facility proceeding to plan."

        Giorgio Anania, President and CEO, added: "This last and most critical component of our cost-reduction and operational refocusing plan following the NNOC acquisition is now behind us. It moves us to a significantly lower spend rate in the fourth quarter 2003. The employees in both the transfer-out and the transfer-in teams have also come through excellently for us, beating production targets, timing and budgets. In addition, we have achieved this with no impact on customers."

        As previously indicated, the consolidation of the Ottawa fab has impacted approximately 200 employees, of which approximately 75% have now left the company, and the remainder are expected to transition out as they gradually complete fab shut-down duties by the end of the year. The company maintains its R&D and customer support presence of approximately 70 employees in a separate nearby facility in Kanata.

–ends–

For further information, please contact:

Sharon Ostaszewska Bookham Technology Tel: +44 (0)1235 837612 sharon.ostaszewska@bookham.com	or	Juliet Clarke Financial Dynamics Tel: +44 (0) 20 7831 3113

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Bookham Technology (LSE: [BHM]; NASDAQ: [BKHM]) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems. Bookham's disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet their customers' needs. The company's optical and RF components, modules and subsystems are used in various applications and industries, including telecommunications, aerospace, industrial and military. In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi. In July 2003, the company acquired the business of Cierra Photonics. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, Canada, and Switzerland and offices in the US, France, Italy and Japan, and employs approximately 1800 people worldwide.

More information on Bookham Technology is available at www.bookham.com
Bookham and ASOC are registered trademarks of Bookham Technology plc

Statements made in this press release that are not historical facts include forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products, possible disruption in commercial activities caused by terrorist activities or armed conflicts, the related impact on margins, reductions in demand for optical components, expansion of our business operations, quarterly variations in results, currency exchange rate fluctuations, manufacturing capacity yields and inventory, intellectual property issues and other uncertainties that are discussed in the "Risk Factors" sections of our Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 19, 2003, as amended. Forward-looking statements represent our estimates as of today, and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements in the future, we disclaim any obligation to do so.

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  Exhibit 99.3
Successful completion of wafer fab consolidation